SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of May 2008

List of Exhibits:

1.	News Release entitled, “Case Delivers Equipment to Support Earthquake Relief Effort in Central China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 19, 2008

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

Case Delivers Equipment to Support

Earthquake Relief Effort in Central China

SHANGHAI, China (May 19, 2008) – In response to the devastating earthquake that hit Sichuan Province in central China on May 12, Case Construction Equipment donated a Case 695 four-wheel drive loader/backhoe and hydraulic hammer to assist the emergency services teams with the relief efforts. In addition, Case dispatched two skilled loader/backhoe operators from the company’s headquarters in Shanghai to assist and train members of the Chinese Army-Air Force to help speed recovery efforts.

“We would like to express our heartfelt sympathy to the people who suffered from the earthquake in Sichuan and its surrounding areas,” said Howard Dale, managing director, Case Construction Machinery (Shanghai) Company Ltd. “This tragic event has affected many thousands of people. All of us at Case hope that our support can bring assistance to some of the people who may still be trapped in the rubble, as well as to the survivors.”

The Case 695 loader/backhoe, hydraulic hammer, lifting gear, tools and supporting parts combined are valued at approximately RMB 1.2 million.

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Page Two / Case Delivers Equipment to Support Relief Efforts in China

Just returning from China, Case CEO and President, Jim McCullough, added, “The suffering of those impacted cannot be fully grasped. We at Case wanted to help aid the relief efforts and we remain hopeful our equipment donation brings the assistance needed to save more lives.”

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders, telescopic handlers and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information is available at www.casece.com. Global N.V. (NYSE: CNH) and more information can be found online at www.cnh.com.

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